===============================================================================

===============================================================================
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                     PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996

                                                          OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to ______
                               ----------
                         Commission file number 0-17156


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       MERISEL, INC. 401(K) RETIREMENT SAVINGS PLAN
-----------------------------------------------------------------------------



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Merisel, Inc.
                  200 Continental Boulevard
                  El Segundo, California  90245-0948





===============================================================================

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of
   December 31, 1996 and 1995                                              2

   Statements of Changes in Net Assets Available for Plan Benefits for the
     Years Ended December 31, 1996 and 1995                                3

   Notes to Financial Statements                                          4-9


SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment Purposes as of December 31, 1996             10

   Assets Held for Investment Purposes Which Were Both Acquired and
     Disposed of within the Plan Year for the Year Ended December 31, 1996 11

   Reportable Transactions for the Year Ended December 31, 1996            12

INDEPENDENT AUDITORS' REPORT


Merisel, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996, (2) assets held for investment purposes which were both acquired and disposed of within the plan year for the year ended December 31, 1996, and (3) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



January 15, 1998


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------------------------------------------------

                                                                                        1996               1995
ASSETS:
  Cash                                                                             $        -         $      118,931
                                                                                   ---------------    ----------------

  Investments (Notes 2 and 3):
    Pooled separate accounts - at fair value (cost: $6,706,997)                         6,596,098
    Shares of registered investment companies - at fair value
      (cost:  $6,382,504)                                                                                   7,072,497
    Insurance company contracts - at fair value                                         2,090,038
  Merisel common stock - at fair value (cost: $713,187 in
      1996 and $1,423,341 in 1995)                                                        300,544             714,171
    Participant loans                                                                     303,928             246,044
                                                                                   ---------------    ----------------

        Total investments                                                               9,290,608           8,032,712
                                                                                   ---------------    ----------------

  Receivables -
    Accrued investment income and other                                                                         6,486
                                                                                   ---------------    ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                             $    9,290,608     $     8,158,129
                                                                                   ===============    ================

See independent auditors' report and notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------------------------------------------------

                                                                                       1996                1995

ADDITIONS TO NET ASSETS:
   Investment income (Notes 1 and 3):
     Net appreciation in fair value of investments                                $     426,354       $   967,030
     Interest income                                                                    132,983             6,877
                                                                                  ----------------    ----------------

        Total investment income                                                         559,337           973,907
                                                                                  ----------------    ----------------

   Contributions (Note 2):
     Employer                                                                            95,453           149,399
     Employee                                                                         2,315,337         1,875,098
     Rollover                                                                            34,910            70,382
                                                                                  ----------------    ----------------

         Total contributions                                                          2,445,700         2,094,879
                                                                                  ----------------    ----------------

         Total additions                                                              3,005,037         3,068,786
                                                                                  ----------------    ----------------

DEDUCTIONS:
   Benefit payments                                                                   1,856,023         1,575,352
   Contract administrator fees                                                           16,535
                                                                                  ----------------    ----------------

         Total deductions                                                             1,872,558         1,575,352
                                                                                  ----------------    ----------------

INCREASE IN NET ASSETS                                                                1,132,479         1,493,434

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                                                  8,158,129         6,664,695
                                                                                  ----------------    ----------------

   END OF YEAR                                                                    $   9,290,608       $ 8,158,129
                                                                                  ================    ================


See independent auditor's report and notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      General - The Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") is a qualified defined contribution plan established to provide retirement benefits to Merisel, Inc. (the "Company") employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      Contributions, Participant Accounts, and Vesting - Under provisions of the Plan, all full-time employees of the Company who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. Total annual participant contributions are limited to the lesser of $9,500 or 15% of the participant's annual compensation. Participants may also make rollover contributions from other qualified plans. The Company contributions are equal to each participant's contribution up to 2% of the participant's eligible compensation.

      Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. These amounts are invested in any of nine available investment funds or Company common stock, as directed by the participant. However, Company contributions are invested in stock of the Company. Plan earnings are allocated to participants based upon participant account balances. Forfeitures of terminated participants' nonvested accounts are used to reduce future Company contributions.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. A participant is fully vested after four years of credited service.

      Payments of Benefits - A participant's plan benefits will be distributed at retirement, death, disability or termination of employment. The participant or beneficiary may elect to receive such benefits in an annuity or lump-sum payment. Benefits payable to terminated participants are not reflected in the accompanying financial statements. As of December 31, 1996, net assets available for plan benefits included $134,835 for participants who are no longer employed.

      Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Tax Status - The Internal Revenue Service ("IRS") has determined and informed the Company by letter that the Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and therefore is not subject to tax under present income tax law. In 1995, the Plan's sponsor became aware of certain technical deficiencies in the operation of the Plan. The plan sponsor entered the Plan into the Voluntary Compliance Review Program ("VCR"), established by the IRS as a method of bringing employee benefit plans into compliance with ERISA. Management believes that the technical deficiencies have been corrected. Management believes that the Plan is designed and currently being operated within the applicable requirements of the IRC.

      Administrative Expenses - Administrative expenses are allocated to plan participants on a pro rata basis based on individual net asset value.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance and related earnings. Participant loans bear interest from 8% - 11% with maturities up to 60 months.

      Related Party Transactions - Certain plan investments are shares of funds managed by CIGNA Retirement & Investment Services. CIGNA Retirement & Investment Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

      Investments - Investments are stated at fair value. Shares of registered investment companies and the Company stock are valued at quoted market prices. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company. Investments in the CIGNA Guaranteed Long Term Account are non-fully benefit responsive guaranteed investment contracts which are recorded at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

3.     INVESTMENT INFORMATION BY FUND

      The Plan provides separate investment programs with separate funds whereby participant contributions to these funds are participant-directed, and the Company matching contributions are nonparticipant-directed. The allocation of the net assets available for plan benefits and the changes therein, between the participant-directed funds and the nonparticipant-directed fund, for the years ended December 31, 1996 and 1995 are presented below. Investments that represent more than 5% of net assets are separately disclosed.

      Investments at fair value as of December 31, 1996 and 1995:


                                                                                       Non-
                                                              Participant -         Participant-
                                                                 Directed             Directed
1996                                                              Funds                 Fund               Total

Investments:
   CIGNA Guaranteed Long-Term Account                        $   1,993,624                            $  1,993,624
   CIGNA Stock Index                                               995,644                                 995,644
   Fidelity Advisor Growth Opportunity                           1,747,161                               1,747,161
   Fidelity Advisor Equity Growth                                2,154,385                               2,154,385
   Warburg-Pincus Int'l Equity                                     236,193                                 236,193
   Lifetime 20                                                     318,647                                 318,647
   Lifetime 30                                                     574,335                                 574,335
   Lifetime 40                                                     339,181                                 339,181
   Lifetime 50                                                     230,553                                 230,553
   Cash Transaction Account                                         96,413                                  96,413
   Merisel common stock                                            150,656         $  149,888              300,544
   Participant loans                                               303,928                                 303,928
                                                             -----------------     ---------------    -----------------

Total investments                                            $   9,140,720         $  149,888        $   9,290,608
                                                             =================     ===============    =================


1995

Investments:
   Shares of registered investment companies:
   Bond Fund of America                                      $     547,025                           $     547,025
   Growth Fund of America                                        2,440,407                               2,440,407
   Investment Company of America                                 1,917,363                               1,917,363
   Income Fund of America                                        1,580,640                               1,580,640
   Merrill Lynch Cash Reserves                                     587,062                                 587,062
   Merisel common stock                                                            $  714,171              714,171
   Participant loans                                               246,044                                 246,044
                                                             -----------------     ---------------    -----------------

Total investments                                            $   7,318,541         $  714,171        $   8,032,712
                                                             =================     ===============    =================


        See accompanying independent auditors' report.


`

                                                           - 13 -

Changes in net assets  available for plan  benefits for the year ended  December
31, 1996:

                                                                                                               Merrill
                                                                           Investment         Income            Lynch
                                         Bond Fund        Growth Fund         Co of           Fund of           Cash
                                        of America        of America         America          America         Reserves
ADDITIONS TO NET ASSETS:
   Investment (loss) income:
     Net (depreciation)
      appreciation in fair value
      of investments                   $    (1,733)        $   (81,807)    $  (28,236)     $   (11,756)       $ 2,275
     Interest income
                                       --------------    --------------    -------------    ------------    --------------

       Total investment (loss) income       (1,733)            (81,807)       (28,236)         (11,756)         2,275


   Contributions:
     Employer
     Employee
     Rollover

       Total contributions

   Fund transfers                         (545,292)         (2,346,671)    (1,880,828)      (1,568,884)      (588,277)
                                       --------------    --------------    -------------    ------------    --------------

       Total additions                    (547,025)         (2,428,478)    (1,909,064)      (1,580,640)      (586,002)
                                       --------------    --------------    -------------    ------------    --------------

DEDUCTIONS:
   Benefit payments (returns)                                   11,929          8,299                           1,060
   Contract administrator fees
                                       --------------    --------------    -------------    ------------    --------------

       Total deductions                                         11,929          8,299                           1,060
                                       --------------    --------------    -------------    ------------    --------------

(DECREASE) INCREASE
   IN NET ASSETS                          (547,025)         (2,440,407)    (1,917,363)      (1,580,640)      (587,062)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR                       547,025           2,440,407      1,917,363        1,580,640        587,062
                                       --------------    --------------    -------------    ------------    --------------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   END OF YEAR                         $         -       $           -     $          -     $         -     $          -
                                       ==============    ==============    =============    ============    ==============


         See accompanying independent auditors' report.

Changes in net assets  available for plan  benefits for the year ended  December
31, 1996 (continued):

                                                                             Fidelity          Fidelity
                                           Cigna             Cigna           Advisor           Advisor           Warburg-
                                           Guar              Stock            Growth            Equity         Pincus Int'l
                                         Long-Term           Index             Opp              Growth            Equity
ADDITIONS TO NET ASSETS:
   Investment (loss) income:
     Net (depreciation)
      appreciation in fair value
      of investments                                     $    205,749      $  299,645        $  332,287         $   20,652
     Interest income                   $  114,574
                                       --------------    --------------    -------------    ---------------    -------------

       Total investment (loss) income     114,574             205,749         299,645           332,287             20,652
                                       --------------    --------------    -------------    ---------------    -------------

   Contributions:
     Employer                              45,380               6,528          13,212            12,859              1,596
     Employee                             308,044             291,753         511,200           583,844            101,538
     Rollover
                                       --------------    --------------    -------------    ---------------    -------------
       Total contributions                353,424             298,281         524,412           596,703            103,134
                                       --------------    --------------    -------------    ---------------    -------------
   Fund transfers                       2,142,845             673,302       1,198,758         1,495,884            197,568
                                       --------------    --------------    -------------    ---------------    -------------

       Total additions                  2,610,843           1,177,332       2,022,815         2,424,874            321,354
                                       --------------    --------------    -------------    ---------------    -------------

DEDUCTIONS:
   Benefit payments (returns)             612,268             180,796         274,376           269,674             84,963
   Contract administrator fees              4,951                 892           1,278               815                198
                                       --------------    --------------    -------------    ---------------    -------------

       Total deductions                   617,219             181,688         275,654           270,489             85,161
                                       --------------    --------------    -------------    ---------------    -------------

(DECREASE) INCREASE
    IN NET ASSETS                       1,993,624             995,644       1,747,161         2,154,385            236,193


NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
    BEGINNING OF YEAR
                                       --------------    --------------    -------------    ---------------    -------------

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
    END OF YEAR                     $   1,993,624        $    995,644     $ 1,747,161      $  2,154,385      $     236,193
                                       ==============    ==============    =============    ===============    =============

See accompanying independent auditors' report.

Changes in net assets  available for plan  benefits for the year ended  December
31, 1996 (continued):

                                                                                                                 Merisel
                                         Lifetime          Lifetime          Lifetime          Lifetime           Common
                                            20                30                40                50              Stock
ADDITIONS TO NET ASSETS:
   Investment (loss) income:
     Net (depreciation)
      appreciation in fair value
      of  investments                  $   32,755       $    60,072       $     44,408          $  28,533       $  (476,490)
     Interest income
                                       --------------    --------------    -------------    ---------------    -------------

       Total investment (loss) income      32,755            60,072             44,408             28,533          (476,490)
                                       --------------    --------------    -------------    ---------------    -------------

   Contributions:
     Employer                               2,233             4,052              1,941              1,247             5,710
     Employee                             118,572           155,731             73,337             29,336            80,451
     Rollover
                                       --------------    --------------    -------------    ---------------    -------------
       Total contributions                120,805           159,783             75,278             30,583            86,161
                                       --------------    --------------    -------------    ---------------    -------------

   Fund transfers                         202,115           384,432            345,322            245,359           121,596
                                       --------------    --------------    -------------    ---------------    -------------

       Total additions                    355,675           604,287            465,008            304,475          (268,733)
                                       --------------    --------------    -------------    ---------------    -------------

DEDUCTIONS:
   Benefit payments (returns)              36,250            28,856            125,411             73,716           138,989
   Contract administrator fees                778             1,096                416                206             5,905
                                       --------------    --------------    -------------    ---------------    -------------

       Total deductions                    37,028            29,952            125,827             73,922           144,894
                                       --------------    --------------    -------------    ---------------    -------------

(DECREASE) INCREASE
   IN NET ASSETS                          318,647           574,335            339,181            230,553          (413,627)

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR                                                                                               714,171
                                       --------------    --------------    -------------    ---------------    -------------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   END OF YEAR                         $  318,647         $ 574,335        $   339,181        $   230,553       $   300,544
                                       ==============    ==============    =============    ===============    =============

See accompanying independent auditors' report.

Changes in net assets  available for plan  benefits for the year ended  December
31, 1996 (continued):

                                      Cash
                                                         Transaction  Participant       Plan
                                                           Account       Loans       Receivables          Total
ADDITIONS TO NET ASSETS:
   Investment (loss) income:
     Net (depreciation)
      appreciation in fair value
      of investments                                                                                $   426,354
     Interest income                                                $    18,409                         132,983
                                                       -----------    -----------    -----------    -----------
       Total investment (loss) income                                    18,409                         559,337
                                                       -----------    -----------    -----------    -----------

   Contributions:
     Employer                                          $       695                                       95,453
     Employee                                               61,531                                    2,315,337
     Rollover                                               34,910                                       34,910
                                                       -----------    -----------    -----------    -----------

       Total contributions                                  97,136                                    2,445,700
                                                       -----------    -----------    -----------    -----------

   Fund transfers                                         (138,934)      68,191    $    (6,486)
                                                       -----------    -----------    -----------    -----------

       Total additions                                     (41,798)      86,600         (6,486)       3,005,037
                                                       -----------    -----------    -----------    -----------

DEDUCTIONS:
   Benefit payments (returns)                              (19,280)      28,716                       1,856,023
   Contract administrator fees                                                                           16,535
                                                       -----------    -----------    -----------    -----------

       Total deductions                                    (19,280)      28,716                       1,872,558
                                                       -----------    -----------    -----------    -----------

(DECREASE) INCREASE
   IN NET ASSETS                                           (22,518)      57,884         (6,486)       1,132,479

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR                                       118,931      246,044          6,486        8,158,129
                                                       -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   END OF YEAR                                         $    96,413    $ 303,928      $      --      $ 9,290,608
                                                        ===========    ===========    ===========    ===========

      See accompanying independent auditors' report

      Changes  in net  assets  available  for plan  benefits  for the year ended
December 31, 1995:



                                                         Contributions   Participant  Bond Fund
                                                Cash       Receivable       Loans    of America
ADDITIONS TO NET ASSETS:
  Investment income (loss):
     Net appreciation (depreciation) in
       fair value of investments                                                      $  85,713
     Interest income                                                     $   6,877
                                                                          ---------    ---------
        Total investment income (loss)                                       6,877       85,713
                                                                          ---------    ---------

   Contributions:
      Employer
      Employee                                                                          175,816
      Rollover                               $  12,115                                    1,916
                                             ---------                                 ---------
         Total contributions                    12,115                                  177,732

   Fund transfers                               79,865    $(183,569)      62,920        (22,088)
                                             ---------    ---------       ---------    ---------
         Total additions                        91,980     (183,569)      69,797        241,357

DEDUCTIONS -
   Benefit payments                                                                     154,551
                                             ---------     ---------      ---------    ---------

INCREASE (DECREASE) IN NET ASSETS               91,980     (183,569)      69,797         86,806

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                  26,951      190,055        176,247      460,219
                                             ---------     ---------      ---------     ---------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                     $ 118,931    $   6,486      $ 246,044    $ 547,025
                                              =========    =========     =========      =========



      See accompanying independent auditors' report.

      Changes  in net  assets  available  for plan  benefits  for the year ended
December 31, 1995 (continued):
                                                                              Growth        Investment      Income
                                                                             Fund of         Company        Fund of
                                                                             America        of America      America
ADDITIONS TO NET ASSETS:
  Investment income (loss):
     Net appreciation (depreciation) in fair value of
     investments                                                            $   563,078    $   453,071    $   352,954
     Interest income
                                                                            -----------    -----------    -----------

        Total investment income (loss)                                          563,078        453,071        352,954
                                                                            -----------    -----------    -----------


   Contributions:
      Employer
      Employee                                                                  752,168        445,554        371,950
      Rollover                                                                   35,172         15,843          3,215
                                                                            -----------    -----------    -----------
         Total contributions                                                    787,340        461,397        375,165


   Fund transfers                                                               (12,190)       (29,759)         9,667
                                                                            -----------    -----------    -----------

         Total additions                                                      1,338,228        884,709        737,786

DEDUCTIONS -
   Benefit payments                                                             673,104        392,091        258,083
                                                                            -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS                                               665,124        492,618        479,703

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   BEGINNING OF YEAR                                                          1,775,283      1,424,745      1,100,937
                                                                            -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   END OF YEAR                                                              $ 2,440,407    $ 1,917,363    $ 1,580,640
                                                                            ===========    ===========    ===========


      See accompanying independent auditors' report.

      Changes  in net  assets  available  for plan  benefits  for the year ended
December 31, 1995 (continued):

                                                                               Merrill
                                                                                Lynch .        Merisel
                                                                                Cash .          Common
                                                                               Reserves         Stock          Total
ADDITIONS TO NET ASSETS:
  Investment income (loss):
     Net appreciation (depreciation) in fair value of
     investments                                                             $    28,528    $  (516,314)   $   967,030
     Interest income                                                                                             6,877
                                                                             -----------    -----------    -----------

        Total investment income (loss)                                            28,528       (516,314)       973,907
                                                                             -----------    -----------    -----------

   Contributions:
      Employer                                                                                  149,399        149,399
      Employee                                                                   129,610                     1,875,098
      Rollover                                                                     2,212                        70,382
                                                                              -----------    -----------    -----------

         Total contributions                                                     131,731        149,399      2,094,879

   Fund transfers                                                                 95,154
                                                                             -----------    -----------    -----------

         Total additions                                                         255,413       (366,915)     3,068,786

DEDUCTIONS -
   Benefit payments                                                               90,505          7,018      1,575,352
                                                                             -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS                                                164,908       (373,933)     1,493,434

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   BEGINNING OF YEAR                                                             422,154      1,088,104      6,664,695
                                                                             -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   END OF YEAR                                                               $   587,062    $   714,171    $ 8,158,129
                                                                             ===========    ===========    ===========



See accompanying independent auditors' report.

4.    GUARANTEED INVESTMENT CONTRACTS

      The Plan participates in contracts with Connecticut General Life Insurance Company via investments in the CIGNA Guaranteed Long-Term Account. Connecticut General Life Insurance Company commingles the assets of the CIGNA Guaranteed Long-Term Account with other assets. The contracts are non-fully benefit responsive, with average yields of 5.5%, crediting interest rates of 5.5% and estimated fair values of $1,993,624 at December 31, 1996.


                                                      ******

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------


 (a)                  (b)                                   (c)                            (d)                  (e)

                           Description of Investment,
               Identity of Issue,                Including Maturity Date,
              Borrower, Lessor or                Interest Rate, Collateral                                     Fair
                 Similar Party                   and Par or Maturity Value                 Cost                Value

  *     Connecticut General Life          CIGNA Guaranteed Long-Term
          Insurance Company                 Account                                      $1,993,624          $1,993,624
  *     Connecticut General Life          CIGNA Stock Index
          Insurance Company                                                                 825,028             995,644
  *     Connecticut General Life          Fidelity Advisor Growth
          Insurance Company                  Opportunity                                  1,479,830           1,747,161
  *     Connecticut General Life          Fidelity Advisor Equity Growth
          Insurance Company                                                               1,851,652           2,154,385
  *     Connecticut General Life          Warburg-Pincus International
          Insurance Company                  Equity                                         220,731             236,193
  *     Connecticut General Life          Lifetime 20
          Insurance Company                                                                 288,367             318,647
  *     Connecticut General Life          Lifetime 30
          Insurance Company                                                                 517,232             574,335
  *     Connecticut General Life          Lifetime 40
          Insurance Company                                                                 302,729             339,181
  *     Connecticut General Life          Lifetime 50
          Insurance Company                                                                 205,314             230,553
  *     Merisel, Inc.                     Common stock                                      713,187             300,544
  *     Connecticut General Life
          Insurance Company               Cash Transaction Account                           96,413              96,413

        Participant loans                 Loans to participants, maturities
                                            up to 60 months, 8%-11%
                                            interest                                        303,928             303,928


*   Indicates an identified person known to be a party in interest

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES WHICH WERE BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR
YEAR ENDED DECEMBER 31, 1996:
--------------------------------------------------------------------------------------------------------------------




                     (a)                                        (b)                             (c)         (d)
                                                 Description of Investment, Including
        Identity of Issuer, Borrower               Maturity Date, Rate of Interest,          Cost of     Proceeds of
           Lessor or Similar Party                Collateral and Par or Maturity Value   Acquisitions    Dispositions

Connecticut General Life Insurance Company         CIGNA Guaranteed Long-Term Account     $  713,938      $    713,938
Connecticut General Life Insurance Company         CIGNA Stock Index                       1,006,087         1,046,648
Connecticut General Life Insurance Company         Fidelity Advisor Growth Opportunity     1,576,898         1,618,570
Connecticut General Life Insurance Company         Fidelity Advisor Equity Growth          1,764,246         1,806,129
Connecticut General Life Insurance Company         Warburg-Pincus International Equity       286,676           292,060
Connecticut General Life Insurance Company         Lifetime 20                               248,259           251,171
Connecticut General Life Insurance Company         Lifetime 30                               476,333           481,985
Connecticut General Life Insurance Company         Lifetime 40                               466,581           477,439
Connecticut General Life Insurance Company         Lifetime 50                               321,421           327,861

See accompanying independent auditors' report.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------

              (a)                              (b)                              (c)               (d)         (e)

                                                                               Total            Total         Cost
   Identity of Party Involved          Description of Asset                  Purchases          Sales       of Asset

Merrill Lynch                          Bond Fund of America                               $    547,025    $   545,292
Merrill Lynch                          Growth Fund of America                                2,440,407      2,370,579
Merrill Lynch                          Investment Co of America                              1,917,363      1,897,426
Merrill Lynch                          Income Fund of America                                1,580,640      1,568,884
Merrill Lynch                          Merrill Lynch Cash Reserves                             587,062        587,062
Connecticut General Life Ins Co        CIGNA Guaranteed Long-Term            $  2,595,939                   2,595,939
Connecticut General Life Ins Co        CIGNA Guaranteed Long-Term                              713,938        713,938
Connecticut General Life Ins Co        CIGNA Stock Index                        1,831,115                   1,831,115
Connecticut General Life Ins Co        CIGNA Stock Index                                     1,046,648      1,006,087
Connecticut General Life Ins Co        Fidelity Advisor Growth Opportunity      3,056,728                   3,056,728
Connecticut General Life Ins Co        Fidelity Advisor Growth Opportunity                   1,618,570      1,576,898
Connecticut General Life Ins Co        Fidelity Advisor Equity Growth           3,615,898                   3,615,898
Connecticut General Life Ins Co        Fidelity Advisor Equity Growth                        1,806,129      1,764,246
Connecticut General Life Ins Co        Warburg-Pincus International               507,406                     507,406
Connecticut General Life Ins Co        Warburg-Pincus International                            292,060        286,676
Connecticut General Life Ins Co        Lifetime 20                                536,625                     536,625
Connecticut General Life Ins Co        Lifetime 20                                             251,171        248,259
Connecticut General Life Ins Co        Lifetime 30                                993,565                     993,565
Connecticut General Life Ins Co        Lifetime 30                                             481,985        476,333
Connecticut General Life Ins Co        Lifetime 40                                769,310                     769,310
Connecticut General Life Ins Co        Lifetime 40                                             477,439        466,581
Connecticut General Life Ins Co        Lifetime 50                                526,735                     526,735
Connecticut General Life Ins Co        Lifetime 50                                             327,861        321,421
Merisel, Inc.                          Merisel, Inc. - common stock               303,152                     303,152
Merisel, Inc.                          Merisel, Inc. - common stock                            201,241        297,407




See accompanying independent auditors' report.

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996 (Continued)
-------------------------------------------------------------------------------------------------------------------
             (a)                              (b)                                   (f)               (g)

                                                                               Current Value          Net
   Identity of Party Involved         Description of Asset                    on Transaction         Gain
                                                                                     Date           (Loss)

Merrill Lynch                        Bond Fund of America                        $    547,025   $  (1,733)
Merrill Lynch                        Growth Fund of America                         2,440,407     (69,828)
Merrill Lynch                        Investment Co of America                       1,917,363     (19,937)
Merrill Lynch                        Income Fund of America                         1,580,640     (11,756)
Merrill Lynch                        Merrill Lynch Cash Reserves                      587,062
Connecticut General Life Ins Co      CIGNA Guaranteed Long-Term                     2,595,939
Connecticut General Life Ins Co      CIGNA Guaranteed Long-Term                       713,938
Connecticut General Life Ins Co      CIGNA Stock Index                              1,831,115
Connecticut General Life Ins Co      CIGNA Stock Index                              1,046,648      40,561
Connecticut General Life Ins Co      Fidelity Advisor Growth Opportunity            3,056,728
Connecticut General Life Ins Co      Fidelity Advisor Growth Opportunity            1,618,570      41,672
Connecticut General Life Ins Co      Fidelity Advisor Equity Growth                 3,615,898
Connecticut General Life Ins Co      Fidelity Advisor Equity Growth                 1,806,128      41,883
Connecticut General Life Ins Co      Warburg-Pincus International                     507,406
Connecticut General Life Ins Co      Warburg-Pincus International                     292,060       5,385
Connecticut General Life Ins Co      Lifetime 20                                      536,625
Connecticut General Life Ins Co      Lifetime 20                                      251,171       2,912
Connecticut General Life Ins Co      Lifetime 30                                      993,565
Connecticut General Life Ins Co      Lifetime 30                                      481,985       5,651
Connecticut General Life Ins Co      Lifetime 40                                      769,310
Connecticut General Life Ins Co      Lifetime 40                                      477,439      10,858
Connecticut General Life Ins Co      Lifetime 50                                      526,735
Connecticut General Life Ins Co      Lifetime 50                                      327,861       6,440
Merisel, Inc.                        Merisel, Inc. - common stock                     303,152
Merisel, Inc.                        Merisel, Inc. - common stock                     201,241     (96,166)



See accompanying independent auditors' report.

                                                    SIGNATURES





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 1998

                      Merisel, Inc., as plan administrator


                                           By:     /s/  James E.Illson
                                           James E. Illson
                                           Senior Vice President, Finance,
                                           Chief Financial Officer and Assistant
                                           Secretary